

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

March 24, 2011

Mr. Chen Fajin, President and Chief Executive Officer
Zhongtian Mould Technologies, Inc.
c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111 Cayman Islands

> **Re: Zhongtian Mould Technologies, Inc.**
> **Item 4.01/4.02 Form 8-K**
> **File No. 0-54038**

Dear Mr. Fajin:

We have the following comments which supplement the comments we issued to you on March 10, 2011.

Please respond to this letter within five business days and also timely file the required Item 4.01/4.02 Form 8-K. If you do not believe our comments apply to your facts and circumstances, please tell us why in your supplemental response.

After reviewing your Item 4.01/4.02 Form 8-K and your supplemental response to these comments, we may have additional comments.

1. We recently became aware that the registrant's auditor/client relationship with MaloneBailey LLP has ceased. As such, you should file the Item 4.01 Form 8-K immediately. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

2. Your Item 4.01 8-K disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

3. We have also recently become aware that MaloneBailey LLP has withdrawn its audit opinions for the years ended December 31, 2009 and 2008. Please file an Item 4.02(b) Form 8-K to include disclosures of the following information:
   - the date on which you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;
   - identification of the financial statements that should no longer be relied upon;
   - a brief description of the information provided by the accountant; and
   - a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

4. In addition, Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please ensure that the Form 8-K which includes your independent accountant's letter as an exhibit is filed no later than two business day after you have received the letter.

5. We remind you that in the event it becomes necessary to restate the financial statements of Sino-Mould International Company Limited which were previously included in the reverse merger Form 8-K filed on February 11, 2011, you should appropriately address the following:
   - an explanatory paragraph in the reissued audit opinion;
   - full compliance with paragraphs ASC 250-10-45-23 and 250-10-50-7 through 10; and
   - fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief

CC: Jie Xiu, Esq. (via facsimile at (212) 704-5904)
Troutman Sanders LLP